Sub-Item 77N:

During a meeting held October 7, 2008 of the Board of Trustees, the Trustees unanimously approved the Touchstone Florida Tax-Free Money Market Fund, Touchstone Ohio Tax-Free Money Market Fund and Touchstone Tax-Free Money Market Fund's participation in the Treasury Department Temporary Guarantee Program, the initial term of which extends through December 18, 2008, and has applied for continued participation in the Program through the Program's extension date of April 30, 2009. In the event that a Fund's NAV should drop below $0.995 (the "Guarantee Event") and the Fund elects to liquidate, the Program provides coverage to shareholders of the Fund for amounts held in that Fund as of the close of business on September 19, 2008, subject to certain conditions and limitations. Participation in the Program does not guarantee a $1.00 net asset value upon redemption or liquidation of shares.

Any increase in the number of Fund shares held in an account after the close of business on September 19, 2008 are not guaranteed. If the number of Fund shares held in the account fluctuates during the period covered by the Program, shareholders are covered for the lesser of the number of Fund shares held as of the close of business on September 19, 2008, or the number of shares held in the Fund on the date of the Guarantee Event.

The cost of the Program is $1.00 multiplied by the sum of all covered shares in the Fund multiplied by 0.00015 (1.5 basis points) for the Extension Period. The cost to participate in the Program is borne by the Fund without regard to any expense limitation currently in effect, as these costs constitute "extraordinary expenses not incurred in the ordinary course of the Fund's business," although generally only shareholder balances as of September 19, 2008 are covered by the Program.